Exhibit 17.1

Paul A. Gorman

1308 Roundwood Crescent
Oakville, ON L6M 4A2

December 13, 2007

To The Board of Directors of
Yukon Gold Corporation, Inc.

Gentlemen:

I hereby resign, effective immediately, as the Chief Executive Officer and as a Director of Yukon Gold Corporation, Inc. (the "Company").

I have no material disagreement with the operations or management of the Company.

Very truly yours,

/s/Paul A. Gorman
    Paul A. Gorman
    Riverbank Communications Inc.